Arnold Golub
Vice President
Deputy General Counsel
Listing Qualifications

February 9, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 9, 2021 The Nasdaq Stock Market (the "Exchange") received from CHESAPEAKE ENERGY CORPORATION (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.01 par value per share
Class A Warrants to purchase Common Stock
Class B Warrants to purchase Common Stock
Class C Warrants to purchase Common Stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,